77J
The amounts of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from those amounts determined under generally accepted accounting principles. These book/tax differences are either temporary or permanent in nature. These differences are primarily due to wash sales, foreign currency gains, and losses, the "market-to-market" of certain Passive Foreign Investment Companies(PFICs) for tax purposes, the character of distribution made during the year from net investment income or net realized gains, and the timing of distributions where the fiscal year in which the amounts are distributed may differ from the year that the income for realized gains(losses) were recorded by the fund. In the Regional Equity Fund a permanent difference resulted from a redemption-in-kind in the amount of $53,590,714 of which the resulting realized gains was recognized for book purposes but not for tax purposes. To the extent these differences are permanent, adjustments are made to the appropriate accounts in the period that the difference arises.


On the Statement of Net Assets the following adjustments were made (000):
                                      Accumulated  Undistributed
                                      Net Realized  Net Investment
                                      Gains (Loss)    Income          Paid-in-Capital
Limited Term Income Fund            $         9      $      4       $      (13)
Intermediate Government Bond Fund   $         1      $      1       $      (2)
Asset Allocation Fund               $       (74)     $     74       $       -
Balanced Fund                       $      (317)     $    316       $       1
Equity Income Fund                  $         -      $     12       $     (12)
Stock Fund                          $      (580)     $    580       $       -
Diversified Growth Fund             $         -      $     12       $     (12)
Special Equity Fund                 $       (15)     $     15       $       -
Regional Equity Fund                $   (13,263)     $     12       $   13,251
Emerging Growth Fund                $         -      $    147       $    (147)
International Fund                  $    (1,286)     $  1,219       $      67
Technology Fund                     $      (329)     $    329       $       -
